U.S. SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549
  <P>
                        FORM 10-SB
  <P>
          General Form for Registration of Securities
                   of Small Business Issuers
                Under Section 12(b) or (g) of
            the Securities Exchange Act of 1934
  <P>
                      SEGWAY I CORP.
             (Name of Small Business Issuer)
  <P>
  New Jersey                           22-3704063
  (State or Other Jurisdiction of      I.R.S. Employer
  Incorporation or Organization)     Identification Number
  <P>
         4400 Route 9, 2nd Floor, Freehold, NJ 07728
           (Address of Principal Executive Offices
                    including Zip Code)
  <P>
                        732/409-1212
                 (Issuer's Telephone Number)
  <P>
  Securities to be Registered Under Section 12(b) of the
  Act:       None
  <P>
  Securities to be Registered Under Section 12(g) of the
  Act:    Common Stock
                    $.0001 Par Value
                     (Title of Class)
  <P>
                           PART I
  <P>
  ITEM 1.  BUSINESS.
  ------------------
  <P>
  Segway Corp. (the "Company"), was incorporated on January
  21, 2000, under the laws of the State of New Jersey to
  engage in any lawful corporate undertaking, including,
  but not limited to, selected mergers and acquisitions.
  The Company has been in the developmental stage since inception and has no operations to date other than issuing shares to its original shareholders.
  <P>
  The Company will attempt to locate and negotiate with a business entity for the combination of that target company with the Company.  The combination will normally
  take the form of a merger, stock-for-stock exchange or stock-for-assets exchange. In most instances the target company will wish to structure the business combination to be within the definition of a tax-free reorganization
  under Section 351 or Section 368 of the Internal Revenue
  Code of 1986, as amended.  No assurances can be given
  that the Company will be successful in locating or
  negotiating with any target company.
  <P>
  The Company has been formed to provide a method for a
  foreign or domestic private company to become a reporting ("public") company whose securities are qualified for trading in the United States secondary market.
  <P>
  PERCEIVED BENEFITS
  <P>
  There are certain perceived benefits to being a reporting company with a class of publicly-traded securities.
  These are commonly thought to include the following:
  <P>
  * the ability to use registered securities to make acquisitions of assets or businesses;
  <P>
  *     increased visibility in the financial community;
  <P>
  *     the facilitation of borrowing from financial
        institutions;
  <P>
  *     improved trading efficiency;
  <P>
  *     shareholder liquidity;
  <P>
  *     greater ease in subsequently raising capital;
  <P>
  *     compensation of key employees through stock options
        for which there may be a market valuation;
  <P>
  *     enhanced corporate image;
  <P>
  *     a presence in the United States capital market.
  <P>
  POTENTIAL TARGET COMPANIES
  <P>
  A business entity, if any, which may be interested in a business combination with the Company may include the following:
  <P>
  *     a company for which a primary purpose of becoming
        public is the use of its securities for the
        acquisition of assets or businesses;
  <P>
  *     a company which is unable to find an underwriter of
        its securities or is unable to find an underwriter
        of securities on terms acceptable to it;
  <P>
  * a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;
  <P>
  *     a company which believes that it will be able to
        obtain investment capital on more favorable terms
        after it has become public;
  <P>
  *     a foreign company which may wish an initial entry
        into the United States securities market;
  <P>
  *     a special situation company, such as a company
        seeking a public market to satisfy redemption requirements under a qualified Employee Stock
        Option Plan;
  <P>
  *     a company seeking one or more of the other
        perceived benefits of becoming a public company.
  <P>
  A business combination with a target company will
  normally involve the transfer to the target company of
  the majority of the issued and outstanding common stock
  of the Company, and the substitution by the target
  company of its own management and board of directors.
  <P>
  No assurances can be given that the Company will be able
  to enter into a business combination, as to the terms of
  a business combination, or as to the nature of the target
  company.
  <P>
  The Company is voluntarily filing this Registration
  Statement with the Securities and Exchange Commission and
  is under no obligation to do so under the Securities
  Exchange Act of 1934.
  <P>
  RISK FACTORS
  <P>
  The Company's business is subject to numerous risk
  factors, including the following:
  <P>
  NO OPERATING HISTORY OR REVENUE AND MINIMAL ASSETS. The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation
  of a business combination.  This may result in the
  Company incurring a net operating loss which will
  increase continuously until the Company can consummate a business combination with a target company. There is no assurance that the Company can identify such a target company and consummate such a business combination.
  <P>
  SPECULATIVE NATURE OF THE COMPANY'S PROPOSED OPERATIONS.
  The success of the Company's proposed plan of operation
  will depend to a great extent on the operations,
  financial condition and management of the identified
  target company. While management will prefer business combinations with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations will be dependent
  upon management of the target company and numerous other factors beyond the Company's control.
  <P>
  SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES
  AND COMBINATIONS.  The Company is and will continue to be
  an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the
  Company will be at a competitive disadvantage in
  identifying possible business opportunities and
  successfully completing a business combination.
  Moreover, the Company will also compete with numerous
  other small public companies in seeking merger or
  acquisition candidates.
  <P>
  IMPRACTICABILITY OF EXHAUSTIVE INVESTIGATION.  The
  Company's limited funds and the lack of full-time
  management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a target company. The decision to enter into a business combination, therefore, will likely be made without detailed feasibility studies, independent analysis,
  market surveys or similar information which, if the
  Company had more funds available to it, would be
  desirable. The Company will be particularly dependent in making decisions upon information provided by the principals and advisors associated with the business
  entity seeking the Company's participation.
  <P>
  NO AGREEMENT FOR BUSINESS COMBINATION OR OTHER
  TRANSACTION--NO STANDARDS FOR BUSINESS COMBINATION. The Company has no current arrangement, agreement or understanding with respect to engaging in a business combination with a specific entity. There can be no assurance that the Company will be successful in
  identifying and evaluating suitable business
  opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company.  There is no assurance that the Company will
  be able to negotiate a business combination on terms
  favorable to the Company. The Company has not established
  a specific length of operating history or a specified
  level of earnings, assets, net worth or other criteria
  which it will require a target company to have achieved,
  or without which the Company would not consider a
  business combination with such business entity.
  Accordingly, the Company may enter into a business
  combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics.
  <P>
  CONTINUED MANAGEMENT CONTROL, LIMITED TIME AVAILABILITY.
  While seeking a business combination, management
  anticipates devoting only a limited amount of time per
  month to the business of the Company. The Company's sole officer has not entered into a written employment agreement with the Company and he is not expected to do
  so in the foreseeable future.  The Company has not
  obtained key man life insurance on its officer and
  director. Notwithstanding the combined limited experience
  and time commitment of management, loss of the services
  of this individual would adversely affect development of
  the Company's business and its likelihood of continuing
  operations.
  <P>
  CONFLICTS OF INTEREST--GENERAL.  The Company's officer
  and director participates in other business ventures
  which may compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future. Management has adopted a
  policy that the Company will not seek a business
  combination with any entity in which any member of
  management serves as an officer, director or partner, or
  in which they or their family members own or hold any ownership interest. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS--Conflicts of Interest."
  <P>
  REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION.
  Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") requires companies subject thereto to provide certain information about significant
  acquisitions including audited financial statements for
  the company acquired covering one or two years, depending
  on the relative size of the acquisition. The time and additional costs that may be incurred by some target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be
  appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.
  <P>
  LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION. The Company has neither conducted, nor have others made available to it, market research indicating that demand
  exists for the transactions contemplated by the Company.
  Even in the event demand exists for a transaction of the
  type contemplated by the Company, there is no assurance
  the Company will be successful in completing any such
  business combination.
  <P>
  LACK OF DIVERSIFICATION.  The Company's proposed
  operations, even if successful, will in all likelihood
  result in the Company engaging in a business combination
  with only one target company. Consequently, the Company's activities will be limited to those engaged in by the business entity which the Company merges with or
  acquires. The Company's inability to diversify its
  activities into a number of areas may subject the Company
  to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.
  <P>
  REGULATION UNDER INVESTMENT COMPANY ACT.  Although the
  Company will be subject to regulation under the Exchange
  Act, management believes the Company will not be subject
  to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the
  event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected
  to incur significant registration and compliance costs.
  The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act could subject the Company to material adverse consequences.
  <P>
  PROBABLE CHANGE IN CONTROL AND MANAGEMENT. A business combination involving the issuance of the Company's common stock will, in all likelihood, result in
  shareholders of a target company obtaining a controlling interest in the Company. Any such business combination may require shareholders of the Company to sell or
  transfer all or a portion of the Company's common stock
  held by them. The resulting change in control of the
  Company will likely result in removal of the present
  officer and director of the Company and a corresponding reduction in or elimination of his participation in the future affairs of the Company.
  <P>
  REDUCTION OF PERCENTAGE SHARE OWNERSHIP FOLLOWING
  BUSINESS COMBINATION.  The Company's primary plan of
  operation is based upon a business combination with a
  business entity which, in all likelihood, will result in
  the Company issuing securities to shareholders of such business entity. The issuance of previously authorized and unissued common stock of the Company would result in reduction in percentage of shares owned by the present shareholders of the Company and would most likely result in a change in control or management of the Company.
  <P>
  TAXATION.  Federal and state tax consequences will, in
  all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target company; however, there can be no
  assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free
  treatment upon a transfer of stock or assets.
  A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.
  <P>
  POSSIBLE RELIANCE UPON UNAUDITED FINANCIAL STATEMENTS.
  The Company will require audited financial statements
  from any business entity that it proposes to acquire. No assurance can be given, however, that audited financials will be available to the Company prior to a business combination. In cases where audited financials are unavailable, the Company will have to rely upon unaudited information that has not been verified by outside auditors in making its decision to engage in a
  transaction with the business entity. The lack of the
  type of independent verification which audited financial statements would provide increases the risk that the
  Company, in evaluating a transaction with such a target company, will not have the benefit of full and accurate information about the financial condition and operating history of the target company. This risk increases the prospect that a business combination with such a business entity might prove to be an unfavorable one for the
  Company.
  <P>
  COMPUTER SYSTEMS REDESIGNED FOR YEAR 2000. Many existing computer programs use only two digits to identify a year in such program's date field.  These programs were
  designed and developed without consideration of the
  impact of the change in the century for which four digits
  will be required to accurately report the date. If not corrected, many computer applications could fail or create erroneous results by or following the year 2000
  ("Year 2000 Problem"). Many of the computer programs containing such date language problems have not been corrected by the companies or governments operating such programs. It is impossible to predict what computer programs will be effected, the impact any such computer disruption will have on other industries or commerce or the severity or duration of a computer disruption.
  <P>
  The Company does not have operations and does not
  maintain computer systems.  Before the Company enters
  into any business combination, it may inquire as to the
  status of any target company's Year 2000 Problem, the
  steps such target company has taken or intends to take to correct any such problem and the probable impact on such target company of any computer disruption. However, there can be no assurance that the Company will not enter
  into a business combination with a target company that
  has an uncorrected Year 2000 Problem or that any planned
  Year 2000 Problem corrections will be sufficient. The
  extent of the Year 2000 Problem of a target company may
  be impossible to ascertain and any impact on the Company
  will likely be impossible to predict.
  <P>
  ITEM 2.  PLAN OF OPERATION
  --------------------------
  <P>
  The Company intends to enter into a business combination
  with a target company in exchange for the Company's securities. As of the initial filing date of this
  Registration Statement, neither the Company's officer and director nor any affiliate has engaged in any negotiations with any representative of any specific
  entity regarding the possibility of a business
  combination with the Company.
  <P>
  Management anticipates seeking out a target company
  through solicitation.  Such solicitation may include
  newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites and similar methods.
  No estimate can be made as to the number of persons who
  will be contacted or solicited.  Management may engage in
  such solicitation directly or may employ one or more
  other entities to conduct or assist in such solicitation. Management and its affiliates will pay referral fees to consultants and others who refer target businesses for mergers into public companies in which management and its affiliates have an interest. Payments are made if a business combination occurs, and may consist of cash or a portion of the stock in the Company retained by management and its affiliates, or both.
  <P>
  The Company has entered into an agreement with RGR
  Corp.to supervise the search for target companies as
  potential candidates for a business combination.  RGR
  Corp. has received common stock of the Company in consideration of its agreement to provide such services.
  RGR Corp. will pay as its own expenses any costs it
  incurs in supervising the search for a target company.
  RGR Corp. has entered and anticipates that it will enter
  into agreements with other consultants to assist in
  locating a target company and may share stock received by
  it or cash resulting from the sale of its securities with
  such other consultants.  RGR Corp. is not authorized to
  enter into any agreement binding the Company, which can
  only be done by action of the Company's officer, director
  and shareholders, as may be required. RGR Corp. is an affiliate of the Company's management. See "ITEM 4:
  SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
  MANAGEMENT."
  <P>
  The Company has no full time employees. The Company's president has agreed to allocate a portion of his time to the activities of the Company, without compensation. The president anticipates that the business plan of the
  Company can be implemented by his devoting no more than
  10 hours per month to the business affairs of the Company
  and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officer.
  <P>
  Management is currently involved with other blank check companies, and is involved in creating additional blank check companies similar to this one.  A conflict may
  arise in the event that another blank check company with
  which management is affiliated is formed and actively
  seeks a target company.  Management anticipates that
  target companies will be located for the Company and
  other blank check companies in chronological order of the
  date of formation of such blank check companies or, in
  the case of blank check companies formed on the same
  date, alphabetically.  However, other blank check
  companies with which management is or may be affiliated
  may differ from the Company in certain items such as
  place of incorporation, number of shares and
  shareholders, working capital, types of authorized
  securities, or other items.  It may be that a target
  company may be more suitable for or may prefer a certain
  blank check company formed after the Company.  In such
  case, a business combination might be negotiated on
  behalf of the more suitable or preferred blank check
  company regardless of date of formation. See "ITEM 5, DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS--Current Blank Check Companies"
  <P>
  The Certificate of Incorporation of the Company provides
  that the Company may indemnify officers and/or directors
  of the Company for liabilities, which can include
  liabilities arising under the securities laws.
  Therefore, assets of the Company could be used or
  attached to satisfy any liabilities subject to such
  indemnification.
  <P>
  GENERAL BUSINESS PLAN
  <P>
  The Company's purpose is to seek, investigate and, if
  such investigation warrants, acquire an interest in a
  business entity which desires to seek the perceived
  advantages of a corporation which has a class of
  securities registered under the Exchange Act. The Company
  will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. Management anticipates that it will be able to participate in only one potential business venture because the Company has nominal assets and limited
  financial resources. See ITEM F/S, "FINANCIAL
  STATEMENTS." This lack of diversification should be considered a substantial risk to the shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.
  <P>
  The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise
  additional capital in order to expand into new products
  or markets, to develop a new product or service, or for
  other corporate purposes.
  <P>
  The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are
  business entities seeking the perceived benefits of a
  publicly registered corporation.  Such perceived benefits
  may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits
  to key employees, increasing the opportunity to use
  securities for acquisitions, providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at
  various stages of development, all of which will make the
  task of comparative investigation and analysis of such business opportunities difficult and complex.
  <P>
  The Company has, and will continue to have, no capital
  with which to provide the owners of business entities
  with any cash or other assets. However, management
  believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a public company without incurring the cost and time required to conduct
  an initial public offering. Management has not conducted market research and is not aware of statistical data to support the perceived benefits of a business combination for the owners of a target company.
  <P>
  The analysis of new business opportunities will be
  undertaken by, or under the supervision of, the officer
  and director of the Company, who is not a professional business analyst. In analyzing prospective business opportunities, management may consider such matters as the available technical, financial and managerial
  resources; working capital and other financial
  requirements; history of operations, if any; prospects
  for the future; nature of present and expected
  competition; the quality and experience of management
  services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not
  now foreseeable but which then may be anticipated to
  impact the proposed activities of the Company; the
  potential for growth or expansion; the potential for
  profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and
  other relevant factors. This discussion of the proposed criteria is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities.
  <P>
  The Exchange Act requires that any merger or acquisition candidate comply with certain reporting requirements, which include providing audited financial statements to
  be included in the reporting filings made under the
  Exchange Act.  The Company will not acquire or merge with
  any company for which audited financial statements cannot
  be obtained at or within the required period of time
  after closing of the proposed transaction.
  <P>
  The Company may enter into a business combination with a business entity that desires to establish a public trading market for its shares. A target company may
  attempt to avoid what it deems to be adverse consequences
  of undertaking its own public offering by seeking a
  business combination with the Company. Such consequences
  may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders or the inability to obtain an underwriter or to obtain an underwriter on satisfactory terms.
  <P>
  The Company will not restrict its search for any specific
  kind of business entities, but may acquire a venture
  which is in its preliminary or development stage, which
  is already in operation, or in essentially any stage of
  its business life. It is impossible to predict at this
  time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages
  which the Company may offer.
  <P>
  Management of the Company, which in all likelihood will
  not be experienced in matters relating to the business of
  a target company, will rely upon its own efforts in accomplishing the business purposes of the Company.
  Following a business combination the Company may benefit
  from the services of others in regard to accounting,
  legal services, underwritings and corporate public
  relations.  If requested by a target company, management
  may recommend one or more underwriters, financial
  advisors, accountants, public relations firms or other consultants to provide such services.
  <P>
  A potential target company may have an agreement with a consultant or advisor providing that services of the consultant or advisor be continued after any business combination. Additionally, a target company may be presented to the Company only on the condition that the services of a consultant or advisor be continued after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the selection of a target company.
  <P>
  ACQUISITION OF OPPORTUNITIES
  <P>
  In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity.
  On the consummation of a transaction, it is likely that
  the present management and shareholders of the Company
  will no longer be in control of the Company.  In
  addition, it is likely that the Company's officer and
  director will, as part of the terms of the acquisition transaction, resign and be replaced by one or more new officers and directors.
  <P>
  It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities
  immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, it will be undertaken by the surviving entity after the Company has entered into an agreement for a business combination or has consummated a business combination and the Company is no longer considered a blank check
  company. The issuance of additional securities and their potential sale into any trading market which may develop in the Company's securities may depress the market value
  of the Company's securities in the future if such a
  market develops, of which there is no assurance.
  While the terms of a business transaction to which the
  Company may be a party cannot be predicted, it is
  expected that the parties to the business transaction
  will desire to avoid the creation of a taxable event and thereby structure the acquisition in a tax-free reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended.
  <P>
  With respect to negotiations with a target company,
  management expects to focus on the percentage of the
  Company which target company shareholders would acquire
  in exchange for their shareholdings in the target
  company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage of ownership may be subject to significant reduction in the event the Company acquires a target company with
  substantial assets. Any merger or acquisition effected by
  the Company can be expected to have a significant
  dilutive effect on the percentage of shares held by the Company's shareholders at such time.
  <P>
  The Company will participate in a business opportunity
  only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require
  certain representations and warranties of the parties
  thereto, will specify certain events of default, will
  detail the terms of closing and the conditions which must
  be satisfied by the parties prior to and after such
  closing and will include miscellaneous other terms.
  <P>
  The Company will not enter into a business combination
  with any entity which cannot provide audited financial statements at or within the required period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in
  the Exchange Act.  Included in these requirements is the
  duty of the Company to file audited financial statements
  as part of or within 60 days following the due date for
  filing its Form 8-K which is required to be filed with
  the Securities and Exchange Commission within 15 days following the completion of the business combination. If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the
  Exchange Act, or if the audited financial statements
  provided do not conform to the representations made by
  the target company, the closing documents may provide
  that the proposed transaction will be voidable at the discretion of the present management of the Company.
  <P>
  Management has orally agreed that it will advance to the Company any additional funds which the Company needs for operating capital and for costs in connection with searching for or completing an acquisition or merger.
  Such advances will be made without expectation of
  repayment. There is no minimum or maximum amount
  management will advance to the Company.  The Company will
  not borrow any funds to make any payments to the
  Company's management, its affiliates or associates.
  <P>
  The Board of Directors has passed a resolution which
  contains a policy that the Company will not seek a
  business combination with any entity in which the
  Company's officer, director, shareholders or any
  affiliate or associate serves as an officer or director
  or holds any ownership interest.
  <P>
  UNDERTAKINGS AND UNDERSTANDINGS REQUIRED OF TARGET
  COMPANIES
  <P>
  As part of a business combination agreement, the Company intends to obtain certain representations and warranties from a target company as to its conduct following the
  business combination. Such representations and warranties
  may include (i) the agreement of the target company to
  make all necessary filings and to take all other steps necessary to remain a reporting company under the
  Exchange Act (ii) imposing certain restrictions on the
  timing and amount of the issuance of additional free-trading stock, including stock registered on Form S-8 or issued pursuant to Regulation S and (iii) giving
  assurances of ongoing compliance with the Securities Act,
  the Exchange Act, the General Rules and Regulations of
  the Securities and Exchange Commission, and other
  applicable laws, rules and regulations.
  <P>
  A prospective target company should be aware that the
  market price and volume of its securities, when and if
  listed for secondary trading, may depend in great measure
  upon the willingness and efforts of successor management
  to encourage interest in the Company within the United
  States financial community.  The Company does not have
  the market support of an underwriter that would normally follow a public offering of its securities. Initial market makers are likely to simply post bid and asked
  prices and are unlikely to take positions in the
  Company's securities for their own account or customers without active encouragement and a basis for doing so.
  In addition, certain market makers may take short
  positions  in the Company's securities, which may result
  in a significant pressure on their market price. The
  Company may consider the ability and commitment of a
  target company to actively encourage interest in its securities following a business combination in deciding whether to enter into a transaction with such company.
  A business combination with the Company separates the
  process of becoming a public company from the raising of investment capital. As a result, a business combination with Company normally will not be a beneficial
  transaction for a target company whose primary reason for becoming a public company is the immediate infusion of capital. The Company may require assurances from the target company that it has or that it has a reasonable
  belief that it will have sufficient sources of capital to continue operations following the business combination. However, it is possible that a target company may give such assurances in error, or that the basis for such
  belief may change as a result of circumstances beyond the control of the target company.
  <P>
  Prior to completion of a business combination, the
  Company will generally require that it be provided with written materials regarding the target company containing such items as a description of products, services and
  company history; management resumes; financial
  information; available projections, with related
  assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or service marks, or rights thereto; present and proposed forms of compensation to management;
  a description of transactions between such company and
  its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available, unaudited
  financial statements, together with reasonable assurances
  that audited financial statements would be able to be
  produced within a reasonable period of time not to exceed
  75 days following completion of a business combination;
  and other information deemed relevant.
  <P>
  COMPETITION
  <P>
  The Company will remain an insignificant participant
  among the firms which engage in the acquisition of
  business opportunities. There are many established
  venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will
  continue to be at a significant competitive disadvantage compared to the Company's competitors.
  <P>
  ITEM 3.  DESCRIPTION OF PROPERTY
  --------------------------------
  <P>
  The Company has no properties and at this time has no agreements to acquire any properties. The Company currently uses the offices of management at no cost to
  the Company. Management has agreed to continue this arrangement until the Company completes an acquisition or merger.
  <P>
  ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
           AND MANAGEMENT.
  --------------------------------------------------------
  <P>
  The following table sets forth each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, all directors individually and all directors and officers of the Company as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

  Name and Address           Amount of Beneficial     Percentage
  of Beneficial Owner        Ownership                of Class
  ---------------------------------------------------------------
  RGR Corp. (1)              5,000,000                 100%
  4400 Route 9, 2nd Floor
  Freehold, New Jersey 07728
  <P>
  Richard Anslow (2)         5,000,000                 100%
  4400 Route 9, 2nd Floor
  Freehold, New Jersey 07728
  <P>
  All Executive Officers
  and Directors as a Group
  (1 Person)                 5,000,000                 100%

  <P>
  (1)  Mr. Anslow is the controlling shareholder, sole
  director and officer of RGR Corp.   RGR Corp. serves as a
  marketing and consulting company for Richard Anslow &
  Associates and its affiliated companies. RGR Corp. has
  agreed to provide certain services to the Company.  See
  "PLAN OF OPERATIONS General Business Plan".
  <P>
  (2) As the controlling shareholder, sole director and
  officer of RGR Corp., Mr. Anslow is deemed to be the
  beneficial owner of the common stock of the Company owned
  by RGR Corp.
  <P>
  ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
           CONTROL PERSONS.
  -----------------------------------------------------
  <P>
  The Company has one Director and Officer as follows:

  Name                  Age         Positions and Offices Held
  Richard I. Anslow     38          President/Secretary/Director

  <P>
  There are no agreements or understandings for the officer
  or director to resign at the request of another person
  and the above-named officer and director is not acting on
  behalf of nor will act at the direction of any other
  person.
  <P>
  Set forth below is the name of the director and officer
  of the Company, all positions and offices with the
  Company held, the period during which he has served as
  such, and the business experience during at least the
  last five years:
  <P>
  Richard I. Anslow, Esq., received a Bachelor of Science
  in Accounting from University of Buffalo in 1982, a Juris
  Doctor from Cardozo School of Law in 1985.
  <P>
  CURRENT AND FUTURE BLANK CHECK COMPANIES
  <P>
  Management is, has been and may be in the future, an
  officer, director and/or beneficial shareholder of other
  blank check companies including those listed below.  The
  initial business purpose of each of these companies was
  or is to engage in a business combination with an
  unidentified company or companies and each were or will
  be classified as a blank check company until completion
  of a business combination.   The following chart
  summarizes certain information concerning blank check companies with which management is or has been involved whose registration statements are effective as of the date hereof. In most instances that a business combination is transacted with one of these companies, it is required to file a Current Report on form 8-K describing the transaction. Reference is made to the Form 8-K filed for any company listed below for detailed information concerning the business combination entered into by that company.

                           Registration Form/
                           Effective Date/File
  Corporation                    Number                    Status
  Segway Corp.               Form 10-SB                    Has not entered into
                             4/5/2000/0-28773              an agreement for a
                                                           business combination

  <P>
  CONFLICTS OF INTEREST
  <P>
  The Company's officer and director has organized and
  expects to organize other companies of a similar nature
  and with a similar purpose as the Company.  Consequently,
  there are potential inherent conflicts of interest in
  acting as an officer and director of the Company. Insofar
  as the officer and director is engaged in other business
  activities, management anticipates that it will devote
  only a minor amount of time to the Company's affairs. The
  Company does not have a right of first refusal pertaining
  to opportunities that come to management's attention
  insofar as such opportunities may relate to the Company's
  proposed business operations.
  <P>
  A conflict may arise in the event that another blank
  check company with which management is affiliated is
  formed and actively seeks a target company.  It is
  anticipated that target companies will be located for the
  Company and other blank check companies in chronological
  order of the date of formation of such blank check
  companies or, in the case of blank check companies formed
  on the same date, alphabetically. However, any blank
  check companies with which management is, or may be,
  affiliated may differ from the Company in certain items
  such as place of incorporation, number of shares and
  shareholders, working capital, types of authorized
  securities, or other items. It may be that a target
  company may be more suitable for or may prefer a certain
  blank check company formed after the Company. In such
  case, a business combination might be negotiated on
  behalf of the more suitable or preferred blank check
  company regardless of date of formation. Mr. Anslow will
  be responsible for seeking, evaluating, negotiating and
  consummating a business combination with a target company
  which may result in terms providing benefits to Mr.
  Anslow.
  <P>
  Mr. Anslow is the principal of Richard I. Anslow &
  Associates, a securities law firm located in Freehold,
  NJ.  As such, demands may be placed on the time of Mr.
  Anslow which will detract from the amount of time he is
  able to devote to the Company.  Mr. Anslow intends to
  devote as much time to the activities of the Company as
  required.  However, should such a conflict arise, there
  is no assurance that Mr. Anslow would not attend to other
  matters prior to those of the Company.  Mr. Anslow
  projects that initially up to ten hours per month of his
  time may be spent locating a target company which amount
  of time would increase when the analysis of, and
  negotiations and consummation with, a target company are
  conducted.
  <P>
  Mr. Anslow is the president, director and controlling
  shareholder of RGR Corp., a New Jersey corporation, which
  owns 5,000,000 shares of the Company's common stock.  At
  the time of a business combination, management expects
  that some or all of the shares of Common Stock owned by
  RGR Corp. will be purchased by the target company or
  retired by the Company. The amount of Common Stock sold
  or continued to be owned by RGR Corp. cannot be
  determined at this time.
  <P>
  The terms of business combination may include such terms
  as Mr. Anslow remaining a director or officer of the
  Company and/or the continuing securities or other legal
  work of the Company being handled by the law firm of
  which Mr. Anslow is the principal.  The terms of a
  business combination may provide for a payment by cash or
  otherwise to RGR Corp. for the purchase or retirement of
  all or part of its common stock of the Company by a
  target company or for services rendered incident to or
  following a business combination.  Mr. Anslow would
  directly benefit from such employment or payment. Such
  benefits may influence Mr. Anslow's choice of a target
  company.
  <P>
  The Company may agree to pay finder's fees, as
  appropriate and allowed, to unaffiliated persons who may
  bring a target company to the Company where that
  reference results in a business combination. No finder's
  fee of any kind will be paid by the Company to management
  or promoters of the Company or to their associates or
  affiliates.  No loans of any type have, or will be, made
  by the Company to management or promoters of the Company
  or to any of their associates or affiliates.
  <P>
  The Company will not enter into a business combination,
  or acquire any assets of any kind for its securities, in
  which management of the Company or any affiliates or
  associates have any interest, direct or indirect.
  <P>
  There are no binding guidelines or procedures for
  resolving potential conflicts of interest.  Failure by
  management to resolve conflicts of interest in favor of
  the Company could result in liability of management to
  the Company. However, any attempt by shareholders to
  enforce a liability of management to the Company would
  most likely be prohibitively expensive and time
  consuming.
  <P>
  INVESTMENT COMPANY ACT OF 1940
  <P>
  Although the Company will be subject to regulation under
  the Securities Act of 1933 and the Securities Exchange
  Act of 1934, management believes the Company will not be
  subject to regulation under the Investment Company Act of
  1940 insofar as the Company will not be engaged in the
  business of investing or trading in securities. In the
  event the Company engages in business combinations which
  result in the Company holding passive investment
  interests in a number of entities the Company could be
  subject to regulation under the Investment Company Act of
  1940. In such event, the Company would be required to
  register as an investment company and could be expected
  to incur significant registration and compliance costs.
  The Company has obtained no formal determination from the
  Securities and Exchange Commission as to the status of
  the Company under the Investment Company Act of 1940. Any
  violation of such Act would subject the Company to
  material adverse consequences.
  <P>
  ITEM 6.  EXECUTIVE COMPENSATION.
  --------------------------------
  <P>
  The Company's officer and director does not receive any
  compensation for his services rendered to the Company,
  has not received such compensation in the past, and is
  not accruing any compensation pursuant to any agreement
  with the Company.  However, the officer and director of
  the Company anticipates receiving benefits as a
  beneficial shareholder of the Company and, possibly, in
  other ways.  See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS,
  PROMOTERS AND CONTROL PERSONS Conflicts of Interest".
  <P>
  No retirement, pension, profit sharing, stock option or
  insurance programs or other similar programs have been
  adopted by the Company for the benefit of its employees.
  <P>
  ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.
  --------------------------------------------------------
  <P>
  The Company has issued a total of 5,000,000 shares of
  Common Stock to the following persons for a total of $500
  in cash:
  <P>
  Name           Number of Total Shares     Consideration
  RGR Corp.      5,000,000                  $500
  <P>
  Mr. Anslow is the sole director, controlling shareholder
  and president of RGR Corp.   With respect to the sales
  made to RGR Corp. the Company relied upon Section 4(2) of
  the Securities Act of 1933, as amended (the "Securities
  Act") and Rule 506 promulgated thereunder.
  <P>
  ITEM 8.  DESCRIPTION OF SECURITIES.
  -----------------------------------
  <P>
  The authorized capital stock of the Company consists of
  100,000,000 shares of Common Stock, par value $.0001 per
  share, and 20,000,000 shares of Preferred Stock, par
  value $.0001 per share. The following statements relating
  to the capital stock set forth the material terms of the
  Company's securities; however, reference is made to the
  more detailed provisions of, and such statements are
  qualified in their entirety by reference to, the
  Certificate of Incorporation and the By-laws, copies of
  which are filed as exhibits to this registration
  statement.
  <P>
  COMMON STOCK
  <P>
  Holders of shares of common stock are entitled to one
  vote for each share on all matters to be voted on by the
  stockholders. Holders of common stock do not have
  cumulative voting rights. Holders of common stock are
  entitled to share ratably in dividends, if any, as may be
  declared from time to time by the Board of Directors in
  its discretion from funds legally available therefor. In
  the event of a liquidation, dissolution or winding up of
  the Company, the holders of common stock are entitled to
  share pro rata all assets remaining after payment in full
  of all liabilities. All of the outstanding shares of
  common stock are fully paid and non-assessable.
  Holders of common stock have no preemptive rights to
  purchase the Company's common stock.  There are no
  conversion or redemption rights or sinking fund
  provisions with respect to the common stock.
  <P>
  PREFERRED STOCK
  <P>
  The Board of Directors is authorized to provide for the
  issuance of shares of preferred stock in series and, by
  filing a certificate pursuant to the applicable law of
  New Jersey, to establish from time to time the number of
  shares to be included in each such series, and to fix the
  designation, powers, preferences and rights of the shares
  of each such series and the qualifications, limitations
  or restrictions thereof without any further vote or
  action by the shareholders. Any shares of preferred stock
  so issued would have priority over the common stock with
  respect to dividend or liquidation rights. Any future
  issuance of preferred stock may have the effect of
  delaying, deferring or preventing a change in control of
  the Company without further action by the shareholders
  and may adversely affect the voting and other rights of
  the holders of common stock. At present, the Company has
  no plans to issue any preferred stock nor adopt any
  series, preferences or other classification of preferred
  stock.
  <P>
  The issuance of shares of preferred stock, or the
  issuance of rights to purchase such shares, could be used
  to discourage an unsolicited acquisition proposal.  For
  instance, the issuance of a series of preferred stock
  might impede a business combination by including class
  voting rights that would enable the holder to block such
  a transaction, or facilitate a business combination by
  including voting rights that would provide a required
  percentage vote of the stockholders.  In addition, under
  certain circumstances, the issuance of preferred stock
  could adversely affect the voting power of the holders of
  the common stock.  Although the Board of Directors is
  required to make any determination to issue such stock
  based on its judgment as to the best interests of the
  stockholders of the Company, the Board of Directors could
  act in a manner that would discourage an acquisition
  attempt or other transaction that some, or a majority, of
  the stockholders might believe to be in their best
  interests or in which stockholders might receive a
  premium for their stock over the then market price of
  such stock. The Board of Directors does not at present
  intend to seek stockholder approval prior to any issuance
  of currently authorized stock, unless otherwise required
  by law or stock exchange rules. The Company has no
  present plans to issue any preferred stock.
  <P>
  DIVIDENDS
  <P>
  Dividends, if any, will be contingent upon the Company's
  revenues and earnings, if any, capital requirements and
  financial conditions. The payment of dividends, if any,
  will be within the discretion of the Company's Board of
  Directors. The Company presently intends to retain all
  earnings, if any, for use in its business operations and
  accordingly, the Board of Directors does not anticipate
  declaring any dividends prior to a business combination.
  <P>
  TRADING OF SECURITIES IN SECONDARY MARKET
  <P>
  The National Securities Market Improvement Act of 1996
  limited the authority of states to impose restrictions
  upon sales of securities made pursuant to Sections 4(1)
  and 4(3) of the Securities Act of companies which file
  reports under Sections 13 or 15(d) of the Exchange Act.
  Upon effectiveness of this Registration Statement, the
  Company will be required to, and will, file reports under
  Section 13 of the Exchange Act.  As a result, sales of
  the Company's common stock in the secondary market by the
  holders thereof may then be made pursuant to Section 4(1)
  of the Securities Act (sales other than by an issuer,
  underwriter or broker).
  Following a business combination, a target company will
  normally wish to list the Company's common stock for
  trading in one or more United States markets.  The target
  company may elect to apply for such listing immediately
  following the business combination or at some later time.
  <P>
  In order to qualify for listing on the Nasdaq SmallCap
  Market, a company must have at least (i) net tangible
  assets of $4,000,000 or market capitalization of
  $50,000,000 or net income for two of the last three years
  of $750,000; (ii) public float of 1,000,000 shares with a
  market value of $5,000,000; (iii) a bid price of $4.00;
  (iv) three market makers; (v) 300 shareholders and (vi)
  an operating history of one year or, if less than one
  year, $50,000,000 in market capitalization. For continued
  listing on the Nasdaq SmallCap Market, a company must
  have at least (i) net tangible assets of $2,000,000 or
  market capitalization of $35,000,000 or net income for
  two of the last three years of $500,000; (ii) a public
  float of 500,000 shares with a market value of
  $1,000,000; (iii) a bid price of $1.00; (iv) two market
  makers; and (v) 300 shareholders.
  <P>
  If, after a business combination, the Company does not
  meet the qualifications for listing on the Nasdaq
  SmallCap Market, the Company's may apply for quotation of
  its securities on the NASD OTC Bulletin Board. In certain
  cases the Company may elect to have its securities
  initially quoted in the "pink sheets" published by the
  National Quotation Bureau, Inc.
  <P>
  TRANSFER AGENT
  <P>
  It is anticipated that Interwest Transfer Company, Inc.,
  Salt Lake City, Utah will act as transfer agent for the
  common stock of the Company.
  <P>
  GLOSSARY
  <P>
  "Blank Check" Company As defined in Section 7(b)(3) of
  -------------
  the Securities Act, a "blank check" company is a
  development stage company that has no specific business
  plan or purpose or has indicated that its business plan
  is to engage in a merger or acquisition with an
  unidentified company or companies and is issuing "penny
  stock" securities as defined in Rule 3a51-1 of the
  Exchange Act.
  <P>
  Business Combination     Normally a merger, stock-for-
  --------------------     stock exchange or stock-for-
                           assets exchange between the
                           Registrant and a target company.
  <P>
  The Company or   The corporation whose common stock
  the Registrant   is the subject of this Registration
  --------------   Statement.
  <P>
  Exchange Act     The Securities Exchange Act of 1934, as
  ------------     amended.
  "Penny Stock"
   Security     As defined in Rule 3a51-1 of
  ---------     the Exchange Act, a "penny stock" security
                is any equity security other than a
  security (i) that is a reported security (ii) that is
  issued by an investment company (iii) that is a put or
  call issued by the Option Clearing Corporation (iv) that
  has a price of $5.00 or more (except for purposes of
  Rule 419 of the Securities Act)(v) that is registered on
  a national securities exchange (vi) that is authorized
  for quotation on the Nasdaq Stock Market, unless other
  provisions of Rule 3a51-1 are not satisfied, or (vii)
  that is issued by an issuer with (a) net tangible assets
  in excess of $2,000,000, if in continuous operation for
  more than three years or $5,000,000 if in operation for
  less than three years or (b) average revenue of at least
  $6,000,000 for the last three years.
  <P>
  Securities Act     The Securities Act of 1933, as
  --------------
                     amended.
  <P>
                          PART II
  <P>
  ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED
           STOCKHOLDER MATTERS.
  ---------------------------------------------------
  <P>
       (A)  MARKET PRICE.  There is no trading market for
  the Company's Common Stock at present and there has been
  no trading market to date.  There is no assurance that a
  trading market will ever develop or, if such a market
  does develop, that it will continue.
  <P>
       The Securities and Exchange Commission has adopted
  Rule 15g-9 which establishes the definition of a "penny
  stock," for purposes relevant to the Company, as any
  equity security that has a market price of less than
  $5.00 per share or with an exercise price of less than
  $5.00 per share, subject to certain exceptions. For any
  transaction involving a penny stock, unless exempt, the
  rules require: (i) that a broker or dealer approve a
  person's account for transactions in penny stocks and
  (ii) the broker or dealer receive from the investor a
  written agreement to the transaction, setting forth the
  identity and quantity of the penny stock to be purchased.
  In order to approve a person's account for transactions
  in penny stocks, the broker or dealer must (i) obtain
  financial information and investment experience and
  objectives of the person; and (ii) make a reasonable
  determination that the transactions in penny stocks are
  suitable for that person and that person has sufficient
  knowledge and experience in financial matters to be
  capable of evaluating the risks of transactions in penny
  stocks. The broker or dealer must also deliver, prior to
  any transaction in a penny stock, a disclosure schedule
  prepared by the Commission relating to the penny stock
  market, which, in highlight form, (i) sets forth the
  basis on which the broker or dealer made the suitability
  determination and (ii) that the broker or dealer received
  a signed, written agreement from the investor prior to
  the transaction. Disclosure also has to be made about the
  risks of investing in penny stocks in both public
  offerings and in secondary trading, and about commissions
  payable to both the broker-dealer and the registered
  representative, current quotations for the securities and
  the rights and remedies available to an investor in cases
  of fraud in penny stock transactions. Finally, monthly
  statements have to be sent disclosing recent price
  information for the penny stock held in the account and
  information on the limited market in penny stocks.
  <P>
       (B)  HOLDERS.  There is one holder of the Company's
  Common Stock.  The issued and outstanding shares of the
  Company's Common Stock were issued in accordance with the
  exemptions from registration afforded by Section 4(2) of
  the Securities Act of 1933 and Rule 506 promulgated
  thereunder.
  <P>
       (C)  DIVIDENDS.  The Company has not paid any
  dividends to date, and has no plans to do so in the
  immediate future.
  <P>
  ITEM 2.  LEGAL PROCEEDINGS.
  ---------------------------
  <P>
  There is no litigation pending or threatened by or
  against the Company.
  <P>
  ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
           ACCOUNTING AND FINANCIAL DISCLOSURE.
  ---------------------------------------------------------
  <P>
  The Company has not changed accountants since its
  formation and there are no disagreements with the
  findings of its accountants.
  <P>
  ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.
  -------------------------------------------------
  <P>
  During the past three years, the Company has sold securities which were not registered as follows:
  <P>

  Date               Name           Number
                                    of Shares     Consideration
  ----------------   -------        ---------     -------------
  January 21, 2000   RGR Corp       5,000,000     $500

  <P>
  Mr. Anslow is the sole director, controlling shareholder
  and president of RGR Corp.   With respect to the sales
  made to RGR Corp., the Company relied upon Section 4(2)
  of the Securities Act of 1933, as amended and Rule 506
  promulgated thereunder.
  <P>
  ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.
  ---------------------------------------------------
  <P>
  Section 14A:3-5 of the Business Corporation Law of the
  State of New Jersey provides that  any corporation shall
  have the power to indemnify a corporate agent against his
  expenses and liabilities in connection with any
  proceeding involving the corporate agent by reason of his
  being or having been a corporate agent if such corporate
  agent acted in good faith and in the best interest of the
  corporation and with respect to any criminal proceeding,
  such corporate agent has no reasonable cause to believe
  his conduct was unlawful.
  <P>
  INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER
  THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED
  TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY
  PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION
  OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH
  INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN
  THE ACT AND IS THEREFORE UNENFORCEABLE.
  <P>
                        PART F/S
  <P>
  FINANCIAL STATEMENTS.
                       SEGWAY I CORP.
  <P>
                   FINANCIAL STATEMENTS
  <P>
   From January 21,2000(Inception) Through January 31,2000
  <P>
                      Segway I Corp.
  <P>
          Financial Statements Table of Contents
   From January 21, 2000 (Inception) Through January 31,
  2000
  <P>

  FINANCIAL STATEMENTS                            Page #
  <P>
       Independent Auditor's Report                   1
  <P>
       Balance Sheet                                  2
  <P>
       Statement of Operations and Retained Deficit   3
  <P>
       Cash Flow Statement                            4
  <P>
       Notes to the Financial Statements            5-7
  <P>
     INDEPENDENT AUDITOR'S REPORT ON FINANCIAL STATEMENTS

  <P>
  To the Board of Directors and Stockholder
  Segway I Corp.
  Freehold, New Jersey
  <P>
  We have audited the accompanying balance sheet of Segway
  I Corp. as of January 31, 2000, and the related
  statements of operations and retained earnings, and cash
  flows from January 21, 2000 (inception) through January
  30, 2000.  These financial statements are the
  responsibility of the Company's management.  Our
  responsibility is to express an opinion on these
  financial statements based on our audit.
  <P>
  We conducted our audit in accordance with generally
  accepted auditing standards.  Those standards require
  that we plan and perform the audit to obtain reasonable
  assurance about whether the financial statements are free
  of material misstatement.  An audit includes examining,
  on a test basis, evidence supporting the amounts and
  disclosures in the financial statements.  An audit also
  includes assessing the accounting principles used and
  significant estimates made by management, as well as
  evaluating the overall financial statement presentation.
  We believe that our audit provides a reasonable basis for
  our opinion.
  <P>
  In our opinion, the financial statements referred to
  above present fairly, in all material respects, the
  financial position of Segway I Corp., as of January 31,
  2000 and the results of its operations and its cash flows
  for the nine days then ended in conformity with generally
  accepted accounting principles.
  <P>
                        /s/Varma and Associates
                           Varma and Associates
                           Certified Public Accountants
                           Longwood, Florida
                           February 1, 2000
  <P>
                     SEGWAY I CORP.
                     BALANCE SHEET
                 As of January 31, 2000
  <P>
                         ASSETS

  CURRENT ASSETS
  <P>
       Cash                                                   $        500
  <P>
  TOTAL ASSETS                                                $        500
                                                              ============
  <P>
                      LIABILITIES AND STOCKHOLDER'S EQUITY
  <P>
  CURRENT LIABILITIES
  <P>
  Accrued expenses                                            $        150
  <P>
                TOTAL LIABILITIES                                      150
  <P>
  STOCKHOLDER'S EQUITY
  <P>
       Common Stock - par value $0.0001; 100,000,000 shares
        authorized; 5,000,000 issued and outstanding                   500
  <P>
       Preferred Stock - Par value $0.0001; 20,000,000 shares
        authorized; none issued and outstanding                          0
  <P>
       Retained earnings                                              (150)
                                                               ------------
           Total stockholder's equity                                  350
  <P>
                 TOTAL LIABILITIES AND EQUITY                 $        500
                                                              ============
  <P>
  The accompanying notes are an integral part of these financial statements.

  <P>
                              SEGWAY I CORP.
                         STATEMENT OF OPERATIONS
        From January 21, 2000 (Inception) Through January 31, 2000
  <P>

  REVENUE             Sales                                   $          0
                      Cost of sales                                      0
                                                              ------------
       GROSS PROFIT                                                      0
  <P>
       GENERAL AND ADMINISTRATIVE EXPENSES
  <P>
        Legal and Accounting Fees                                      150
  <P>
            TOTAL GENERAL AND ADMINISTRATIVE EXPENSES                  150
  <P>
       Net accumulated deficit                                        (150)
  <P>
       Retained Earnings, Beginning Balance                              0
  <P>
       Retained Earnings, Ending Balance                              (150)
  <P>
  NET EARNINGS PER SHARE
       Basic and Diluted
       Net loss per share                                      $ (0.000003)
  <P>
  Basic and Diluted Weighted Average
       Number of Common Shares Outstanding                       5,000,000
  <P>
  The accompanying notes are an integral part of these financial statements.

  <P>
                              SEGWAY I CORP.
                         STATEMENT OF CASH FLOWS
         From January 21, 2000 (Inception) Through January 31, 2000
  <P>

  CASH FLOWS FROM OPERATING ACTIVITIES
  <P>
       Net income (loss)                                        $    (150)
  <P>
       Adjustments to reconcile net income to net cash
        provided by  (used in) operating activities:
  <P>
          Increases in Accrued Expenses                               150
  <P>
  NET CASH PROVIDED OR (USED) IN OPERATIONS                             0
  <P>
       CASH FLOWS FROM FINANCING ACTIVITIES
  <P>
          Proceeds from issuance of common stock                      500
  <P>
  CASH RECONCILIATION
  <P>
          Net increase (decrease) in cash                             500
          Cash
  <P>
  CASH BALANCE AT END OF YEAR                                  $      500
                                                               ==========
  <P>
  The accompanying notes are an integral part of these financial statements.

  <P>
                       SEGWAY I CORP.
                  As of January 31, 2000
                    (See Audit Report)
  <P>
  1. Summary of significant accounting policies:
     -------------------------------------------
  <P>
  Industry - Segway I Corp. (The Company), a Company
  --------
  incorporated in the state of New Jersey during January of
  2000, plans to locate and negotiate with a business
  entity for the combination of that target company with
  The Company.  The combination will normally take the form
  of a merger, stock-for-stock exchange or stock-for-assets
  exchange.  In most instances the target company will wish
  to structure the business combination to be within the
  definition of a tax-free reorganization under Section 351
  or Section 368 of the Internal Revenue Code of 1986, as
  amended.  No assurances can given that The Company will
  be successful in locating or negotiating with any target
  company.
  <P>
  The Company has been formed to provide a method for a
  foreign or domestic private company to become a reporting
  ("public") company whose securities are qualified for
  trading in the United States secondary market.
  <P>
  Results of operations and Ongoing Entity - The Company is
  ----------------------------------------
  considered to be an ongoing entity.  The Company's sole
  shareholder, RGR Corp., of the Company funds any
  shortfalls in the Company's cash flow on a day to day
  basis during the time period that The Company is in the
  development stage.
  <P>
  Liquidity and Capital Resources - In addition to the
  -------------------------------
  stockholder funding capital shortfalls; The Company
  anticipates interested investors that intend to fund the
  Company's growth once a business is located.
  <P>
  Cash and Cash Equivalents - The Company considers cash on
  -------------------------
  hand and amounts on deposit with financial institutions
  which have original maturities of three months or less to
  be cash and cash equivalents.
  <P>
  Basis of Accounting - The Company's financial statements
  ------------------- are prepared in accordance with
  generally accepted accounting principles.
  <P>
  Income Taxes - The Company utilizes the asset and
  liability
  ------------
  method to measure and record deferred income tax assets
  and liabilities.  Deferred tax assets and liabilities
  reflect the future income tax effects of temporary
  differences between the financial statement carrying
  amounts of existing assets and liabilities and their
  respective tax bases and are measured using enacted tax
  rates that apply to taxable income in the years in which
  those temporary differences are expected to be recovered
  or settled.  Deferred tax assets are reduced by a
  valuation allowance when in the opinion of
  management, it is more likely than not that some portion
  or all of the deferred tax assets will not be realized.
  At this time, The Company has set up an allowance for
  deferred taxes as there is no company history to indicate
  the usage of deferred tax assets and liabilities.
  <P>
  Fair Value of Financial Instruments   The Company's
  -----------------------------------
  financial instruments may include cash and cash
  equivalents, short-term investments, accounts receivable,
  accounts payable and liabilities to banks and
  shareholders.  The carrying amount of long-term debt to
  banks approximates fair value based on interest rates
  that are currently available to The Company for issuance
  of debt with similar terms and remaining maturities.  The
  carrying amounts of other financial instruments
  approximate their fair value because of short-term
  maturities.
  <P>
  Concentrations of Credit Risk - Financial instruments
  which
  -----------------------------
  potentially expose The Company to concentrations of
  credit risk consist principally of operating demand
  deposit accounts.  The Company's policy is to place its
  operating demand deposit accounts with high credit
  quality financial institutions.  At this time The Company
  has no deposits that are at risk.
  <P>
  2. Related Party Transactions and Going Concern:
     ---------------------------------------------
  <P>
  The Company's financial statements have been presented on
  the basis that it is a going concern in the development
  stage, which contemplates the realization of assets and
  the satisfaction of liabilities in the normal course of
  business.  At this time The Company has not identified
  the business that it wishes to engage in.
  <P>
  The Company's sole shareholder, RGR Corp., funds The
  Company's activities while The Company takes steps to
  locate and negotiate with a business entity for
  combination; however, there can be no assurance these
  activities will be successful.
  <P>
  3. Accounts Receivable and Customer Deposits:
     ------------------------------------------
  <P>
  Accounts receivable and Customer deposits do not exist at
  this time and therefore have no allowances accounted for
  or disclosures made.
  <P>
  4. Use of Estimates:
     -----------------
  <P>
  Management uses estimates and assumptions in preparing
  these financial statements in accordance with generally
  accepted accounting principles.  Those estimates and
  assumptions affect the reported amounts of assets and
  liabilities, the disclosure of contingent assets and
  liabilities, and the reported revenue and expenses.
  Management has no reason to make estimates at this time.
  <P>
  5. Revenue and Cost Recognition:
     -----------------------------
  <P>
  The Company uses the accrual basis of accounting for
  financial statement reporting.  Revenues are recognized
  when products are shipped and expenses realized when
  obligations are incurred.
  <P>
  6. Accrued expenses:
     -----------------
  <P>
  Accrued expenses consist of accrued legal and accounting
  fees during this stage of the business.
  <P>
  7. Operating Lease Agreements:
     ---------------------------
  <P>
  The Company has no agreements at this time.
  <P>
  8. Stockholder's Equity:
     ---------------------
  <P>
  Common Stock includes 100,000,000 shares authorized at a
  par value of $0.0001, of which 5,000,000 have been issued
  for the amount of $500.  The Company has also authorized
  20,000,000 shares of preferred stock at a par value of
  $0.0001, non of which had been issued.
  <P>
  9. Subsequent event:
     -----------------
  <P>
  No material events have occurred subsequent to the
  balance sheet date.
  <P>
  10. Required Cash Flow Disclosure for Interest and Taxes
      Paid:
     -----------------------------------------------------
  <P>
  The company has paid no amounts for federal income taxes
  and interest.
  <P>
  11. Earnings Per Share:
      -------------------
  <P>
  Basic earnings per share ("EPS") is computed by dividing
  earnings available to common shareholders by the
  weighted-average number of common shares outstanding for
  the period as required by the Financial Accounting
  Standards Board (FASB) under Statement of Financial
  Accounting Standards (SFAS) No. 128, "Earnings per
  Shares".  Diluted EPS reflects the potential dilution of
  securities that could share in the earnings.
  <P>
  ITEM 1.   INDEX TO EXHIBITS
  ---------------------------
  <P>
  EXHIBIT NUMBER         DESCRIPTION
  --------------         -----------------------------
  <P>
  2.1                    Certificate of Incorporation
  2.2                    By-laws
  <P>
  SIGNATURES
  <P>
  In accordance with Section 12 of the Securities Exchange
  Act of 1934, the Registrant caused this Registration
  Statement to be signed on its behalf by the undersigned
  thereunto duly authorized.
  <P>
            SEGWAY CORP.
  <P>
            By: /s/ Richard I. Anslow
            -------------------------
            Richard I. Anslow, Director and President
  <P>
  February 10, 2000
  <P>